9800 Fredericksburg Road

San Antonio, Texas 78288

November 27, 2017

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 146 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572;
811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on November 14, 2017, concerning Post-Effective Amendment No. 146 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the "Trust"), which was filed with the SEC on September 27, 2017, on behalf of the USAA Small Cap Stock Fund (the "Fund"), and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file your responses in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

9800 Fredericksburg Road

San Antonio, Texas 78288

Prospectus

2.Comment: Under the heading "ClariVest" on page 12, please clarify the attributes that ClariVest believes are typically associated with companies that are entering or seeking to extend a fundamental growth cycle. In addition, please clarify whether ClariVest identifies portfolio risk based on its own sleeve of investments, or based on the entire Fund.

Response: The Trust has made the requested change. The revised disclosure is provided below.

ClariVest's stock selection philosophy focuses on those companies that are entering or seeking to extend a fundamental growth cycle. It identifies such companies by focusing on market (e.g. analyst and investor) reactions to the companies' recent fundamental strength. Conversely, companies that are struggling to extend a growth cycle are flagged as sell candidates. Non-financial statement items, such as changes in analysts' opinions, are especially important to the sell discipline as they often provide some of the earliest signs that investors are identifying weaknesses in a company's underlying business prospects.

3.Comment: Under the same heading on page 13, it is stated that ClariVest's approach allows it to "hold investments as they transition from value to growth." Please change this disclosure to "designed to allow it to" or another similar qualifier.

Response: The Trust has made the requested change.

4.Comment: Within the same paragraph, it is stated that ClariVest's goal "is to simply identify the direction of the current (for both fundamentals and sentiment) and move along in that current." Please further describe the investment process, besides these generic references to identify current. For example, what sort of fundamental and sentiment analyses does ClariVest perform? How is it determined whether a trend is at an inflection point? What metrics are used to impose a buy/sell discipline?

Response: The Trust has made the requested change. The revised disclosure is provided below.

ClariVest's approach is designed to allow it to hold investments as they transition from value to growth. This extends the range over which ClariVest can make buy/sell decisions so as to avoid the temptation of timing either the tops of bottoms of earnings cycles. ClariVest's goal is to simply identify the direction in which both fundamentals and sentiment are moving and move in that direction.

ClariVest believes that the fundamentals of most public companies tend to cycle through time. Because of behavioral biases, ClariVest believes there is a period near the

9800 Fredericksburg Road

San Antonio, Texas 78288

beginning of such cycles during which analysts and investors in general continue to be anchored to longer term historical trends, despite recent fundamental improvement. ClariVest seeks to capitalize on this inefficiency and looks for early potential signs of long-term positive trends.

ClariVest uses a proprietary mix of quantitative tools and qualitative expertise to identify potential investments. It uses its quantitative tools early in the process to enhance and focus its decision making. ClariVest also uses optimization-based screening to consider investments that are philosophically attractive and also diversify risk.

Statement of Additional Information

5.Comment: The Staff notes that the Fund's discussion of "Subadvisory Agreements" on p. 58 states that the subadvisory agreement with ClariVest is dated May 16, 2017. Please tell us when ClariVest started or will start to manage Fund assets. In addition, please tell us when and how the Fund informed investors of the change.

Response: ClariVest started managing a portion of the Fund's assets on May 16, 2017, the date of the subadvisory agreement—May 16, 2017. The Trust filed Supplements to the Fund's Prospectus and Statement of Additional Information on May 16, 2017 to describe the change. In addition, consistent with the related condition of the "manager-of-managers" exemptive relief previously obtained by the Trust, an Information Statement was filed with the SEC and delivered to shareholders on or about July 28, 2017.

6.Comment: The Staff notes that on p. 58, it is disclosed that each subadvisory agreement may be terminated at any time. If accurate, insert the words "without penalty" in front of the word "terminated." If this is not accurate, please explain.

Response: The Trust has inserted the words "without penalty" after the word "terminated." The revised disclosure is provided below.

Each Subadvisory Agreement may be terminated, without penalty, with respect to a Fund at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of a Fund (as defined in the 1940 Act) on 60 days' written notice; by AMCO at any time; or by the applicable Subadviser on 90 days' written notice.

7.Comment: With respect to the summary of subadvisory arrangements on page 59, the Staff notes that it interprets Form N-1A Item 19(a)(3) to require disclosure of the dollar amount paid to each subadviser, even where the subadviser is compensated indirectly through the Fund's investment adviser. Please confirm that future disclosure will include dollar amounts in addition

9800 Fredericksburg Road

San Antonio, Texas 78288

to fee rates. Also, please clarify whether the reference to "assets" means total assets or net assets.

Response: The Trust respectfully declines to make the requested change. Item 19(a)(3) of Form N-1A requires disclosure of (i) the total dollar amounts that the Fund paid to the adviser,

(ii)credits (if any) that reduced the advisory fee, and (iii) any expense limitation provision. Accordingly, the Trust discloses the advisory fees paid by a Fund to the adviser along with any applicable credits expense limitations. Subadvisory fees are paid by the adviser, and not the Fund, therefore the Trust believes that the current disclosure satisfies the item.

All references in this section to "assets" refer to average daily net assets.

If you have any questions with respect to the enclosed, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan